Exhibit 99.2

CAN-FITE BIOPHARMA LTD.

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2017

UNAUDITED

INDEX

Page

Interim Condensed Consolidated Statements of Financial Position	2 - 3

Interim Condensed Consolidated Statements of Comprehensive Loss	4

Interim Condensed Consolidated Statements of Changes in Equity	5 - 6

Interim Condensed Consolidated Statements of Cash Flows	7 - 8

Notes to Interim Condensed Consolidated Financial Statements	9 - 17

- - - - - - - - - - -

CAN-FITE BIOPHARMA LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

In thousands (except for share and per share data)

	Convenience translation into U.S. dollars
	June 30,	June 30,	December 31,
	2017	2017	2016
	Unaudited		Audited
	USD	NIS

ASSETS

CURRENT ASSETS:

Cash and cash equivalents	6,859	23,982	31,203
Other receivable and prepaid expenses	3,345	11,694	7,664

Total current assets	10,204	35,676	38,867

NON-CURRENT ASSETS:

Lease deposits	8	28	37
Property, plant and equipment, net	53	185	205

Total long-term assets	61	213	242

Total assets	10,265	35,889	39,109

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

CAN-FITE BIOPHARMA LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

In thousands (except for share and per share data)

	Convenience translation into U.S. dollars
	June 30,	June 30,	December 31,
	2017	2017	2016
	Unaudited		Audited
	USD	NIS

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:

Trade payables	529	1,848	4,804
Deferred revenues	305	1,066	1,237
Other accounts payable	757	2,649	3,588

Total current liabilities	1,591	5,563	9,629

NON-CURRENT LIABILITIES:

Warrants exercisable into shares	3,439	12,023	10,068
Deferred revenues	1,187	4,149	4,510

Total long-term liabilities	4,626	16,172	14,578

CONTINGENT LIABILITIES AND COMMITMENTS

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY:

Share capital	2,371	8,289	7,039
Share premium	97,701	341,561	332,873
Capital reserve from share-based payment transactions	6,145	21,483	20,438
Warrants exercisable into shares (series 10-12)	2,570	8,983	8,983
Treasury shares, at cost	(1,038)	(3,628)	(3,628)
Accumulated other comprehensive loss	(256)	(893)	(883)
Accumulated deficit	(103,486)	(361,785)	(349,953)

Total equity attributable to equity holders of the Company	4,007	14,010	14,869

Non-controlling interests	41	144	33

Total equity	4,048	14,154	14,902

Total liabilities and equity	10,265	35,889	39,109

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

CAN-FITE BIOPHARMA LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

In thousands (except for share and per share data)

	Convenience translation into U.S. dollars
	Six months ended June 30,
	2017	2017	2016
	Unaudited
	USD	NIS	NIS

Revenues	152	533	428

Research and development expenses	2,528	8,838	9,968
General and administrative expenses	1,425	4,982	4,996

Operating loss	3,801	13,287	14,536

Finance expenses	1,070	3,740	575
Finance income	(1,519)	(5,309)	(3,761)

Net loss	3,352	11,718	11,350

Other comprehensive loss (income):
Total components that will be or that have been reclassified to profit or loss:
Adjustments arising from translating financial statements of foreign operations	4	13	3

Total comprehensive loss	3,356	11,731	11,353

Net loss attributable to:
Equity holders of the Company	3,384	11,832	11,186
Non-controlling interests	(32)	(114)	164

	3,352	11,718	11,350

Total comprehensive loss attributable to:
Equity holders of the Company	3,387	11,841	11,188
Non-controlling interests	(31)	(111)	165

	3,356	11,731	11,353

Net loss per share attributable to equity holders of the Company :
Basic and diluted net loss per share	0.10	0.36	0.40

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

CAN-FITE BIOPHARMA LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

NIS in thousands (except for share and per share data)

	Attributable to equity holders of the Company
	Share capital	Share premium	Capital reserve from share-based payment transactions	Warrants exercisable into shares	Treasury shares	Accumulated other comprehensive loss	Accumulated deficit	Total	Non- controlling interests	Total equity
	NIS

Balance as of January 1, 2017	7,039	332,873	20,438	8,983	(3,628)	(883)	(349,953)	14,869	33	14,902

Loss	-	-	-	-	-	-	(11,832)	(11,832)	114	(11,718)
Adjustments arising from translating financial statements of foreign operations	-	-	-	-	-	(10)	-	(10)	(3)	(13)

Total comprehensive income (loss)	-	-	-	-	-	(10)	(11,832)	(11,842)	111	(11,731)

Issuance of share capital and warrants, net of issue expenses of NIS 1,435	1,250	8,688	712	-	-	-	-	10,650	-	10,650

Share-based payment	-	-	333	-	-	-	-	333	-	333

Balance as of June 30, 2017 (unaudited)	8,289	341,561	21,483	8,983	(3,628)	(893)	(361,785)	14,010	144	14,154

Balance as of January 1, 2016	7,030	332,873	19,288	8,983	(3,628)	(1,401)	(322,876)	40,269	504	40,773

Loss	-	-	-	-	-	-	(11,186)	(11,186)	(164)	(11,350)
Adjustments arising from translating financial statements of foreign operations	-	-	-	-	-	(2)	-	(2)	(1)	(3)

Total comprehensive (loss)	-	-	-	-	-	(2)	(11,186)	(11,188)	(165)	(11,353)
Share-based payment	9	-	688	-	-	-	-	697	12	709

Balance as of June 30, 2016 (unaudited)	7,039	332,873	19,976	8,983	(3,628)	(1,403)	(334,062)	(29,778)	351	30,129

The accompanying notes are an integral part of the interim consolidated financial statements.

CAN-FITE BIOPHARMA LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

US. dollars in thousands (except for share and per share data)

	Attributable to equity holders of the Company
	Share capital	Share premium	Capital reserve from share-based payment transactions	Warrants exercisable into shares	Treasury shares	Accumulated other comprehensive loss	Accumulated deficit	Total	Non- controlling interests	Total equity
	Convenience translation into U.S. dollars

Balance as of January 1, 2017	2,014	95,216	5,846	2,570	(1,038)	(253)	(100,102)	4,253	10	4,263

Loss	-	-	-	-	-	-	(3,384)	(3,384)	32	(3,352)
Adjustments arising from translating financial statements of foreign operations	-	-	-	-	-	(3)	-	(3)	(1)	(4)

Total comprehensive income (loss)	-	-	-	-	-	(3)	(3,384)	(3,387)	31	(3,356)

Issuance of share capital and warrants, net of issue expenses of USD 410	357	2,485	204	-	-	-	-	3,046	-	3,046

Share-based payment	-	-	95	-	-	-	-	95	-	95

Balance as of June 30, 2017	2,371	97,701	6,145	2,570	(1,038)	(256)	(103,486)	4,007	41	4,048

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

CAN-FITE BIOPHARMA LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

In thousands (except for share and per share data)

	Convenience translation into U.S. dollars
	Six months ended June 30,
	2017	2017	2016
	Unaudited
	USD	NIS	NIS

Cash flows from operating activities:

Net loss	(3,352)	(11,718)	(11,350)

Adjustments to reconcile net loss to net cash used:
Depreciation of property, plant and equipment	10	36	35
Share-based payment	95	333	521
Increase in severance pay, net	-	-	13
Issuance expenses	248	864	-
Issuance expenses related to warrants exercisable into shares	77	268	188
Changes in fair value of warrants liability exercisable into shares	(1,476)	(5,162)	(3,574)
Exchange differences on balances of cash and cash equivalents	794	2,777	(593)

	(252)	(884)	(3,410)
Working capital adjustments:
Increase in other receivable and prepaid expenses and lease deposit	(1,150)	(4,022)	(4,187)
Increase (decrease) in trade payables	(853)	(2,982)	678
Decrease in deferred revenues	(152)	(532)	(428)
Decrease in other accounts payable	(265)	(926)	(1,464)

	(2,420)	(8,462)	(5,401)

Net cash used in operating activities	(6,024)	(21,064)	(20,161)

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

CAN-FITE BIOPHARMA LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

In thousands (except for share and per share data)

	Convenience translation into U.S. dollars
	Six months ended June 30,
	2017	2017	2016
	Unaudited
	USD	NIS	NIS

Cash flows from investing activities:

Purchase of property, plant and equipment	(5)	(16)	(36)

Net cash used in investing activities	(5)	(16)	(36)

Cash flows from financing activities:

Issuance of share capital and warrants, net of issuance expenses	4,758	16,636	-

Net cash provided by financing activities	4,758	16,636	-

Exchange differences on balances of cash and cash equivalents	(794)	(2,777)	593

Decrease in cash and cash equivalents	(1,836)	(6,417)	(18,679)
Cash and cash equivalents at the beginning of the period	8,925	31,203	66,026
Cash and cash equivalents at the end of the period	6,859	23,982	46,422

Supplemental disclosure of cash flow information:

Cash received during the year for interest	34	118	75

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

CAN-FITE BIOPHARMA LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED STATEMENTS (UNAUDITED)

In thousands (except for share and per share data)

NOTE 1:-	GENERAL

a.	These financial statements have been prepared in a condensed format as of June 30, 2017 and for the six months then ended. These financial statements should be read in conjunction with the Company's annual consolidated financial statements as of December 31, 2016 and for the year then ended and accompanying.

b.	Definitions:

In these consolidated financial statements:

The Company	-	Can-Fite Biopharma Ltd.

The Group	-	The Company and its subsidiaries (as defined below).

Subsidiaries	-	Companies that are controlled by the Company (as defined in IAS 27 (2008)) and whose accounts are consolidated with those of the Company.

OphthaliX	-	OphthaliX Inc. (owned 82% by the Company).

Related company	-	Eye-Fite Ltd. (OphthaliX Inc.’s wholly owned subsidiary).

Related parties	-	As defined in IAS 24.

NIS	-	New Israeli Shekel.

USD	-	U.S. dollar.

c.	In the six months ended June 30, 2017, the Company incurred net losses of NIS 11,718 and it had negative cash flows from operating activities in the amount of NIS 21,064 as well as accumulated losses from previous years.

The Company has not generated yet any material revenues from sales of its own developed products and has financed its activities by raising capital and by collaborating with multinational companies in the industry.

In October 2016, the Company signed a distribution agreement with Chong Kun Dang Pharmaceuticals Corp. ("CKD") for future sales in South Korea. As part of the distribution agreement, CKD will distribute the company's drug candidate Namodenoson (CF102) for the treatment of liver cancer in the South Korean market upon receipt of regulatory approvals. Under the terms of the agreement, CKD made an upfront payment of NIS 1,901 ($500) to the Company in December 2016. In addition, the agreement provides that additional payments of up to $2,500 to the Company upon the achievement of certain milestones plus royalty payments of 23% of net sales of Namodenoson in South Korea.

In January 2017, the Company raised a net total of NIS 16,636. Furthermore, the Company is continuing to finance its operating activities by raising capital and collaborating with multinational companies in the industry. The Company has other alternative plans for financing its ongoing activities, if necessary, such as having the flexibility to control clinical trials costs. There are no assurances that the Company will be successful in obtaining an adequate level of financing needed for its long-term research and development activities. If the Company will not have sufficient liquidity resources, the Company may not be able to continue the development of all of its products or may be required to delay part of its development programs. The Company's management and board of directors are of the opinion that these financial resources will be sufficient to continue the development of the Company's products at least for twelve months from the balance sheet date.

CAN-FITE BIOPHARMA LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED STATEMENTS (UNAUDITED)

In thousands (except for share and per share data)

NOTE 1:-	GENERAL (CONT.)

a.	In January 2017, the Company completed a private placement with certain institutional and accredited investors, pursuant to which it sold an aggregate 2,500,000 ADSs representing 5,000,000 of its ordinary shares and warrants to purchase 1,250,000 ADSs representing 2,500,000 of its ordinary shares for an aggregate purchase price of NIS 18,935 (the "January 2017 Financing"). The warrants may be exercised after 6 months from the date of issuance for a period of five and a half years and have an exercise price of $2.25 per ADS (subject to certain adjustments). The Company also issued placement agent warrants to purchase 125,000 ADSs representing 250,000 ordinary shares exercisable at $2.25 per ADS, subject to certain adjustments, for a period of five years. The placement agent warrants may be exercised on a cashless basis if six months after issuance there is no effective registration statement registering the ADSs underlying the warrants.

The cash issuance costs in relation to the January 2017 Financing was NIS 2,299.

In relation to the Janaury 2017 Financing, the Company first allocated the proceeds to the warrants, that due to the dollar exercise price terms and in accordance with IAS 39 is being considered a freestanding liability instrument that is measured at fair value at each reporting date, based on its fair value, with changes in the fair values being recognized in the Company's statement of comprehensive loss as financial income or expense. The remaining proceeds were allocated to the shares and were recorded to equity. The issuance costs were allocated between the warrants and the shares in proportion to the allocation of the proceeds. The portions of the issuance costs that were allocated to the warrants and to the ordinary share were recorded as financial expense in the Company's statement of comprehensive loss and to the additional paid in capital in the Company's balance sheet, respectively.

The fair value of the warrants issued to the investors in the January 2017 Financing at the commitment date was NIS 7,117 with changes in recorded as financial income in the Company's statement of comprehensive loss. The fair value of the placement agents warrants issued in the Janaury 2017 Financing at the grant date were NIS 712, and were considered as additional issuance costs.

b.	In March 2017, the Company's board of directors approved a grant of unlisted options exercisable into 210,000 of the Company's ordinary shares to three of its employees for an exercise price of NIS 3.662 per share. The options vest on a quarterly basis for a period of 48 months from the grant date.

c.	On May 21, 2017, OphthaliX, Wize Pharma Ltd., a company formed under the laws of the State of Israel (“Wize”), and Bufiduck Ltd., a company formed under the laws of the State of Israel and a wholly owned subsidiary of OphthaliX (“Merger Sub”), entered into an agreement and plan of merger (as may be amended from time to time, the “Merger Agreement”) that provides for, among other things, the merger of Merger Sub with and into Wize, with Wize continuing as the surviving entity and becoming a wholly owned subsidiary of OphthaliX, on the terms and conditions set forth in the Merger Agreement (the “Merger”). The Merger is subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement and certain closing conditions.

CAN-FITE BIOPHARMA LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED STATEMENTS (UNAUDITED)

In thousands (except for share and per share data)

NOTE 1:-	GENERAL (CONT.)

As a condition to closing of the Merger, OphthaliX is required, pursuant to a Stock Purchase Agreement, to sell on an “as is” basis to the Company all the ordinary shares of OphthaliX’s wholly-owned subsidiary, Eyefite, in exchange for the irrevocable cancellation and waiver of all indebtedness owed by OphthaliX and Eyefite to Can-Fite, including approximately $4.8 million of deferred payments owed by OphthaliX and Eyefite to the Company and, as part of the purchase of Eyefite, the Company will also assume certain accrued milestone payments in the amount of $175 under the exclusive license agreement described at the end of this paragraph. Immediately following the sale of Eyefite to Can-Fite, it is expected that OphthaliX’s sole asset shall consist of 446,827 ordinary shares of Can-Fite. In addition, as a condition to closing of the Merger, that certain exclusive license of Can-Fite’s  Piclidenoson (CF101) drug candidate for the treatment of ophthalmic diseases granted to OphthaliX and that related services agreement is required to be terminated pursuant to a termination of license agreement and a termination of services agreement. The Merger Agreement may be terminated under certain circumstances by either OphthaliX or Wize, including if the Merger is not completed by October 30, 2017 unless the failure to complete the merger was primarily due to the material breach of the terminating party.

The Company's management believes the the current operation of Ophthalix is immaterial to the Company's financial statments.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of presentation of the financial statements

The interim condensed consolidated financial statements for the six months period ended June 30, 2017 have been prepared in accordance with IAS 34, "Interim Financial Reporting".

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Company's annual financial statements for the year ended December 31, 2016.

b.	Convenience translation

For the convenience of the reader, the reported NIS amounts as of June 30, 2017 have been translated into U.S. dollars at the representative rate of exchange on June 30, 2017  (U.S. $1 = NIS 3.496). The U.S. dollar amounts presented in these financial statements should not be construed as representing amounts that are receivable or payable in dollars or convertible into U.S. dollars, unless otherwise indicated. The U.S. dollar amounts were rounded to whole numbers for convenience.

CAN-FITE BIOPHARMA LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED STATEMENTS (UNAUDITED)

In thousands (except for share and per share data)

NOTE 3:-	CONTINGENT LIABILITIES AND COMMITMENTS

a.	Liabilities to pay royalties:

1.	According to the license agreement that the Company entered into with the NIH on January 29, 2003, the Company was committed to pay royalties until the expiration of the last patent licensed under the license agreement. The last patent under this agreement expired on June 29, 2015, and therefore except with respect to any amounts already accrued on the Company’s balance sheet, no future payments or royalties will be due.

As of June 30, 2017, the Company accrued NIS 1,635 (approximately $425) in other accounts payable with respect to the NIH.

2.	According to the patent license agreement that the Company entered into with Leiden University in the Netherlands on November 2, 2009, which is affiliated with the NIH, the Company was granted an exclusive license for the use of the patents of several compounds, including CF602 in certain territories.

The Company is committed to pay royalties as follows:

a)	A one-time concession commission of € 25 ;

b)	Annual royalties of € 10 until the clinical trials commence;

c)	2%-3% of net sales (as defined in the agreement) received by the Company;

d)	Royalties in a total amount of up to € 850 based on certain progress milestones in the license stages of the products, which are the subject of the patent under the agreement, as follows: (i) € 50 upon initiation of Phase I studies; (ii) € 100 upon initiation of Phase II studies; (iii) € 200 upon initiation of Phase III studies; and (iv) € 500 upon marketing approval by any regulatory authority.

e)	If the agreement is sublicensed to another company, the Company will provide Leiden University royalties at a rate of 10%. A merger, consolidation or any other change in ownership will not be viewed as an assignment of the agreement as discussed in this paragraph.

As of June 30, 2017, no accrual is recorded with respect to Leiden University.

CAN-FITE BIOPHARMA LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED STATEMENTS (UNAUDITED)

In thousands (except for share and per share data)

NOTE 3:-	CONTINGENT LIABILITIES AND COMMITMENTS (Cont.)

b.	Commitments and license agreements:

1.	In March 2015, the Company signed a distribution agreement with Cipher. As part of the distribution agreement, Cipher will distribute Can-Fite's lead drug candidate, Piclidenoson ("Product") for the treatment of psoriasis and rheumatoid arthritis in the Canadian market upon receipt of regulatory approvals.

Under the terms of the agreement, Cipher made an upfront payment of NIS 5,141 (CAD 1,650 ) to the Company in March 2015. In addition, the agreement provides that additional payments of up to CAD 2,000 will be received by the Company upon the achievement of certain milestones plus royalty payments of 16.5% of net sales of  Piclidenoson in Canada. The agreement further provides that the Company will deliver finished Product to Cipher and that Cipher will reimburse the Company for the cost of manufacturing. Furthermore, under the distribution agreement, the Company shall be responsible for conducting Product development activities including management of the clinical studies required in order to secure regulatory approvals, and shall use commercially reasonable efforts in conducting such activities. In addition the Company obliged to form a joint steering committee with Cipher which will oversee the progress of the clinical studies.

The Company identified four components in the agreement: (i) performing the research and development services through regulatory approval; (ii) exclusive license to distribute the product in Canada; (iii) participation in joint steering committee; and, (iv) Royalties resulting from future sales of the product. Components (i) – (iii) were analyzed as one unit of accounting. Consequently, revenue from these components is recorded based on the term of the research and development services (which is the last deliverable in the arrangement). The Company estimates these services will spread over a period of 30 quarters beginning March 2015. Component (iv) was not accounted as part of the research and development services and will be recognized entirely upon the Company reaching sales stage.

CAN-FITE BIOPHARMA LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED STATEMENTS (UNAUDITED)

In thousands (except for share and per share data)

NOTE 3:-	CONTINGENT LIABILITIES AND COMMITMENTS (Cont.)

2.	In December 2008, the Company signed an agreement regarding the provision of a license for its Piclidenoson drug with a South Korean pharmaceutical company, Kwang Dong Pharmaceutical Co. Ltd. (the “Korean License Agreement” and the “Korean Company”, respectively). According to the license agreement, the Company granted the Korean Company a license to use, develop and market its Piclidenoson drug for treating only rheumatoid arthritis only in the Republic of Korea.

According to the license agreement, the Company is entitled to receive the following amounts:

a)	A non-refundable amount of $300 that was received on the effective date of the license agreement in 2006, and up to $1.2 million (gross) based on the Company's achievement of certain milestones as follows: (i) $200 upon the public announcement of the data from the Can-Fite Phase II clinical trial (such amount was received and included in the Company's revenue for the year ended December 31, 2010); (ii) $200 upon commencement of the first clinical study by the Korean Company in the Republic of Korea; (iii) $200 upon submission by the Korean Company of a new drug application in the Republic of Korea; (iv) $300 upon all approval, licenses or authorizations of any regulatory authority necessary for the commercial marketing, sale and use of the product in the United States, in the European Union as a whole or in any one of the following countries: Germany, Italy, the United Kingdom, France or Switzerland; and (v) $300 upon commercial launch of the product in the Republic of Korea.

b)	The Company is entitled to annual royalties of 7% based on sales of Piclidenoson in Korea as marketed by the Korean Company according to the Korean License Agreement.

As of June 30, 2017, the Company estimates that such contingent payments are remote.

c.	Class action:

On June 29, 2015 the Company received a lawsuit requesting recognition of the lawsuit as a class action, naming the Company, its Chief Executive Officer and its directors as defendants. The lawusit was filed with the District Court of Tel-Aviv. The lawsuit alleged, among other things, that the Company misled the public with regard to disclosures concerning the efficacy of the Company’s drug candidate, Piclidenoson. The claimant alleged that he suffered personal damages of over NIS 73, while also claiming that the shareholders of the Company suffered damages of approximately NIS 125 million. On July 18, 2017, the District Court of Tel-Aviv issued a ruling in which it denied the request to recognize the lawsuit as a class action (see Note 8).

CAN-FITE BIOPHARMA LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED STATEMENTS (UNAUDITED)

In thousands (except for share and per share data)

NOTE 4:-	DISCLOSURE OF NEW STANDARDS IN THE PERIOD PRIOR TO THEIR ADOPTION

In follow up to note 4c IFRS 15 "Revenues from contracts with customers" in the Company's annual financial statements for the year ended December 31, 2016, the Company is currently assessing the expected results, implementation  process and the possible impact of IFRS 15 on the consolidated financial statements and the implementation approach.

NOTE 5:-	EQUITY

a.	Composition of share capital:

	June 30, 2017		December 31, 2016
	Authorized	Issued and outstanding	Authorized	Issued and outstanding
	Number of Shares
Ordinary shares of NIS 0.25 par value each	80,000,000	33,156,728	80,000,000	28,156,728

b.	Issue of shares and warrants and changes in equity:

1.	On May 26, 2016, the Company's board of directors approved a grant of 37,000 ADSs representing 74,000 ordinary shares of the Company to a service provider. Pursuant to the agreement with the service provider, and as partial consideration, the Company issued 18,500 ADSs representing 37,000 ordinary shares and agreed to issue an additional 18,500 ADSs respresenting 37,000 ordinary shares within 180 days, provided that the agreement was not terminated. As of December 31, 2016 the Company recorded an amount of NIS 283 for share based payment expenses relating to this transaction.

CAN-FITE BIOPHARMA LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED STATEMENTS (UNAUDITED)

In thousands (except for share and per share data)

NOTE 5:-	EQUITY (Cont.)

2.	On May 26, 2016, the Company's board of directors approved a grant of 20,000 options exercisable up to 20,000 ordinary shares of the Company to one of its advisers at an exercise price of 5.376 NIS per share. The options will vest on a quarterly basis for a period of 48 months from the grant date.

c.	Warrants classified as equity:

1.	The Company has 39,042,000 registered warrants (Series 10) that are exercisable into 1,561,680 ordinary shares of the Company for NIS 9.85 per share. The warrants are exercisable, according to the court approval, until October 31, 2017.

2.	The Company has 37,372,500 registered warrants (Series 11) that are exercisable into 1,494,900 ordinary shares of the Company for NIS 9.80 per share. The warrants are exercisable, according to the court approval, until October 31, 2017.

3.	The Company has 1,470,000 registered warrants (Series 12) that are exercisable into 1,470,000 ordinary shares of the Company for NIS 15.29 per share. The warrants are exercisable, according to the court approval, until October 31, 2017.

4.	In February 2016, the Company’s board of directors approved a grant of unlisted options exercisable into 160,000 of the Company's ordinary shares to three of its employees and one senior officer for an exercise price of NIS 4.317 per share. The options vest on quarterly basis for a period of 4 years from the grant date.

NOTE 6:-	TRANSACTIONS WITH RELATED PARTIES

The following table provides the total amount of transactions that have been entered into with related parties during the six months ended June 30, 2017 and 2016:

	Six months ended June 30,
	2017	2016
	NIS

Management and consulting fees and share based payment	1,096	964

Other expenses	29	23

Patent expenses	369	331

Directors' fee and share-based payment	372	214

As of June 30, 2017 and December 31, 2016, there were no outstanding balances with related parties.

CAN-FITE BIOPHARMA LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED STATEMENTS (UNAUDITED)

NIS in thousands (except for share and per share data)

NOTE 7:-	FINANCIAL INSTRUMENTS

The Company's warrants exercisable into shares liability are classified as level 3 (valuations based on unobservable inputs reflecting assumptions, consistent with reasonably available assumptions made by other market participants). The carrying amount of cash and cash equivalents, accounts receivables, trade payables and other accounts payable approximate their fair value.

NOTE 8:-	SUBSEQUENT EVENTS

a.	On July 18, 2017, the District Court of Tel-Aviv issued a ruling in which it denied the request to recognize the lawsuit as a class action which was submitted in June 2015 and awarded the Company an amount of NIS 50 to pay the Company’s expenses in relation to such lawsuit.

b.	On August 23, 2017, the Company received a second milestone payment in the amount of $500 from CKD, which has licensed the exclusive right to distribute Namodenoson for the treatment of liver cancer in Korea upon receipt of regulatory approvals.